Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-6 under the
Securities Exchange Act of 1934, as amended

Filer: Massey Energy Company

Subject Company: Massey Energy Company

Commission File Number: 001-07775

COAL COMPANY SALARY DEFERRAL AND
PROFIT SHARING PLAN

PROSPECTUS SUPPLEMENT
AND
SUMMARY OF MATERIAL MODIFICATIONS

Notice to Participants, Beneficiaries and
Alternate Payees Entitled to Benefits
under the Coal Company
Salary Deferral and Profit Sharing Plan

Dear Plan Participant, Beneficiary or Alternate Payee Entitled to Plan Benefits:

This document is a supplement to the Prospectus dated September 15, 2010 provided in connection with the Coal Company Salary Deferral and Profit Sharing Plan (the Massey 401(k) Plan or the Plan).  It also is a summary of material modifications to the Summary Plan Description for the Plan.

Massey Energy Company (Massey) will hold a Special Meeting of Stockholders on June 1, 2011 to vote on its proposed merger with Alpha Natural Resources, Inc. (Alpha) pursuant to which Massey will become a subsidiary of Alpha.

As a participant, beneficiary or alternate payee under a qualified domestic relations order entitled to benefits under the Plan, this merger vote and merger may affect you in several ways.  This notice relates to how this merger vote and merger may affect you.

If a portion of your account under the Plan is invested in the Massey Energy Stock Fund (Massey Stock Fund), you should have recently received proxy materials relating to your allocable portion of the shares of Massey common stock held in the Massey Stock Fund. These materials included a merger prospectus/joint proxy statement, which contains important information about Massey and its proposed merger with Alpha, and a proxy card that you can use to vote your portion of the Massey common stock held in the Massey Stock Fund FOR or AGAINST the proposed merger. Please carefully review this notice and those materials. Please carefully review this notice and those materials.

This notice relates only to shares of Massey common stock held in your account under the Plan. This notice does not relate to any other shares of Massey common stock you may own outside of the Plan.

This document constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933.

The date of this prospectus supplement is May 2, 2011.

Overview Questions and Answers

Q:	Do I have the right to vote (either FOR or AGAINST the proposed merger) my portion of the shares of Massey common stock held in the Plan?

A:	Yes, but you must do so timely in accordance with the voting procedures set forth in the merger prospectus/joint proxy statement.

Q:	Will my vote be confidential?

A:
Yes, your vote (whether FOR or AGAINST the proposed merger) will be held in confidence and will not be divulged to any person, including Massey, Alpha, and any of their respective directors, officers, employees or affiliates (other than the Plan fiduciary responsible for monitoring compliance with the confidentiality procedures, and then only to the extent necessary to fulfill those responsibilities).

Q:	How will my portion of the shares of Massey common stock held in the Plan be voted if I don’t timely vote them?

A:
You will be treated as directing the Plan trustee to vote your portion of the shares of Massey common stock held in the Plan in the same manner as those shares held in the Plan for which timely and valid voting instructions are received, unless to do so would be inconsistent with Title I of the Employee Retirement Income Security Act of 1974 (ERISA).

Q:	Assuming the merger occurs, what is the merger consideration attributable to my portion of the shares of Massey common stock held in the Plan?

A:	The merger consideration for each share of outstanding Massey common stock is $10.00 and 1.025 shares of Alpha common stock.

Q:	Assuming the merger occurs, do I have to do anything for the Plan to receive the merger consideration attributable to my portion of the shares of Massey common stock held in the Plan?

A:	No, the Plan trustee will handle all of the paperwork and other steps needed to receive the merger consideration and allocate it to your Plan account.

Q:	Assuming the merger occurs, how will the merger consideration received by the Plan be handled?

A:
At the closing, a new Alpha Stock Fund will replace the Massey Stock Fund in the Plan.  However, no new investments in the Alpha Stock Fund will be permitted after the closing.  The Alpha Stock Fund will hold only the common stock of Alpha received as merger consideration until the Alpha Stock Fund is terminated (as explained below) along with cash and temporary investments for liquidity needs.

The Alpha common stock received by the Plan as merger consideration will be allocated to and held in the Alpha Stock Fund until you change your investment election for that fund or until the Alpha Stock Fund ceases to be offered under the Plan (as explained below). All cash merger consideration consisting of cash received by the Plan will be allocated to and held in the American Funds American Balanced A Fund (or any fund that replaces such fund) until you change your investment election for that fund.

Until the Alpha Stock Fund is terminated (as explained below), you may make investment directions of your Plan account out of, but not into, the Alpha Stock Fund (subject to applicable Plan and securities trading rules and limitations).

Q:	Assuming the merger occurs, what will happen to my existing direction, if any, to invest in the Massey Stock Fund?

A:
Any investment direction under the Plan for investing contributions or account balances in the Massey Stock Fund automatically will be considered to be an investment direction for the American Funds American Balanced A Fund (or any fund that replaces such fund),  until you change your investment election.

Q:	Assuming the merger occurs, will the total value of Alpha Stock Fund equal the total value of the Massey Stock Fund immediately prior to the merger?

A:
The total value of the Massey Stock Fund immediately prior to the merger should be higher than the total value of the Alpha Stock Fund immediately after the merger.  This is in part because the cash merger consideration of $10 per share of Massey common stock in the Massey Stock Fund will be allocated to and held in the American Funds American Balanced A Fund (or any fund that replaces such fund) and not in the Alpha Stock Fund.  In addition, the market value of a share of Alpha common stock on the day of the merger will normally be different than the market value of a share of Massey common stock on the day before the merger.

Q:
Assuming the merger occurs, will there be any delay in making benefit payments from the Alpha Stock Fund, or making transfers to other Plan investment funds, in connection with the transition from the Massey Stock Fund to the Alpha Stock Fund?

A:
It is possible that there may be a short delay after the merger closing in which transactions involving the Massey or Alpha Stock Funds may be delayed.  This is due to the mechanics involved in having the Plan trustee deliver the Massey stock certificates to the Alpha exchange agent and in having the Plan trustee receive the merger consideration in exchange.  It is not expected that any freeze on Plan transactions involving the Massey or Alpha Stock Funds will exceed three business days, but if that turns out not to be the case, you will be notified.  You can determine if a freeze on Plan transactions has begun or ended by contacting the Merrill Lynch Retirement Service Center via the internet at www.benefits.ml.com or by calling (800) 228-4015.  If you are more comfortable talking to a person, Merrill Lynch Retirement Service Center Representatives are available at the above number Monday through Friday from 8 a.m. to 7 p.m. (ET).

Q:	Assuming the merger occurs, how long will the Alpha Stock Fund remain an investment fund under the Plan?

A:
As of the closing of the merger, no new investments (whether new contributions to the Plan or transfers from other Plan investment funds) will be permitted into the Alpha Stock Fund.  The Alpha Stock Fund will continue to be maintained for 120 days after the day the merger occurs.  At the close of business on that 120th day (or the next business day on which the New York Stock Exchange is open for business if the New York Stock Exchange is closed for business on such 120th day), all Alpha common stock will be sold and the sales proceeds and any other assets in the Alpha Stock Fund will be transferred to the American Funds American Balanced A Fund (or any fund that replaces such fund), until you change your investment election for that fund.  Any existing investment direction for the Alpha Stock Fund at that time automatically will be considered an investment direction for the American Funds American Balanced A Fund (or any fund that replaces such fund), until you change your investment election for that fund.

Q:	If I vote AGAINST the proposed merger, can I exercise dissenters’ appraisal rights?

A:
No, you do not have the right to exercise dissenters’ appraisal rights for your portion of the Massey common stock held in the Plan.  The Plan trustee will exercise or not exercise dissenters’ appraisal rights for Plan shares voted AGAINST the merger proposal as directed by the Plan’s Named Investment Fiduciary.

Q:	Is the receipt of merger consideration by my Plan account taxable to me?

A:	No, the Plan itself is tax exempt, so neither its receipt of the merger consideration or its allocation to your Plan account is a taxable event.

Discussion

Merger Vote Pass Through

As described in more detail in the merger prospectus/joint proxy statement, you are entitled to direct how your Plan shares of Massey common stock are to be voted (either FOR or AGAINST the proposed merger) if you respond timely and in accordance with the voting procedures set forth in the merger prospectus/joint proxy statement.

Please note that the terms of the Plan provide that the Plan trustee will vote the shares of Massey common stock allocated to the Massey Stock Fund in your Plan account  in accordance with your timely vote (as described in the merger prospectus/joint proxy statement). If your voting instructions are not received by the proxy tabulator by the applicable Plan deadline (whether because you do not timely file voting instructions or you choose not to vote ), you will be treated as directing the Plan trustee to vote your portion of the shares of Massey common stock held in the Plan in the same manner as those shares held in the Plan for which timely and valid voting instructions are received, unless to do so would be inconsistent with Title I of the Employee Retirement Income Security Act of 1974 (ERISA).  Thus, unlike non-Plan stockholders for whom untimely voting instructions and abstentions have the effect as a vote AGAINST the merger proposal, your untimely voting instructions and abstentions will result in proportionate voting of your shares on the merger proposal based on timely and valid voting instructions received for other Plan shares.

All voting instructions received from individual Plan participants, beneficiaries and alternate payees will be held in confidence and will not be divulged to any person, including Massey, Alpha, and any of their respective directors, officers, employees or affiliates (other than the Plan fiduciary responsible for monitoring compliance with the confidentiality procedures, and then only to the extent necessary to fulfill those responsibilities).

Replacement of the Massey Stock Fund with the Alpha Stock Fund

If the proposed merger is approved, regardless of how you vote, all shares of Massey common stock in the Massey Stock Fund (other than any shares for which dissenters’ appraisal rights are exercised, as described in more detail below) will be exchanged for the merger consideration, following the close of the merger. This means that each share of outstanding Massey common stock will be exchanged for $10.00 and 1.025 shares of Alpha common stock.

At the closing, a new Alpha Stock Fund will replace the Massey Stock Fund in the Plan.  However, no new investments in the Alpha Stock Fund will be permitted after the closing.  The Alpha Stock Fund will hold only the common stock of Alpha received as merger consideration until the Alpha Stock Fund is terminated (as explained below) along with cash and temporary investments for liquidity needs.

The Alpha common stock received by the Plan as merger consideration will be allocated to and held in the Alpha Stock Fund until you change your investment election for that fund or until the Alpha Stock Fund ceases to be offered under the Plan (as explained below).  The cash merger consideration received by the Plan will be allocated to and invested in the American Funds American Balanced A Fund (or any fund that replaces such fund) until you change your investment election for that fund.

Any investment direction under the Plan for investing contributions or account balances in the Massey Stock Fund automatically will be considered to be an investment direction for the American Funds American Balanced A Fund (or any fund that replaces such fund) until you change your investment election.  For example, if you have an investment direction in effect at the time of the merger to invest ongoing contributions in the Massey Stock Fund, that investment direction automatically will be considered to be an ongoing direction to invest future contributions in the American Funds American Balanced A Fund (or any fund that replaces such fund) as  of the time of the merger, until you change your investment direction.

At this time, it is possible that there may be a short delay after the merger closing in which transactions involving the Massey Stock Fund or the Alpha Stock Fund may be delayed.  This is due to the mechanics involved in having the Plan trustee deliver the Massey stock certificates to the Alpha exchange agent and in having the Plan trustee receive the merger consideration in exchange.  You can determine if a freeze on Plan transactions has begun or ended by contacting Merrill Lynch Retirement Service Center via the internet at www.benefits.ml.com or by calling (800) 228-4015.  If you are more comfortable talking to a person, Merrill Lynch Retirement Service Center Representatives are available at the above number Monday through Friday from 8 a.m. to 7 p.m. (ET).  It is not expected that any freeze on Plan transactions involving the Massey Stock Fund or the Alpha Stock Fund will exceed three business days, but if that turns out not to be the case, you will be notified.

Termination of the Alpha Stock Fund 120 Days after the Merger

If the proposed merger is approved, the Alpha Stock Fund will continue to be maintained for 120 days after the day the merger occurs.  However, no new investments in the Alpha Stock Fund will be permitted after the closing.  The Alpha Stock Fund will hold only the common stock of Alpha received as merger consideration until the Alpha Stock Fund is terminated (as explained below) along with cash and temporary investments for liquidity needs.  During that time, you may make investment directions of your Plan account out of, but not into, the Alpha Stock Fund (subject to applicable Plan and securities trading rules and limitations).

At the close of business on the 120th day after the merger occurs (or the next business day on which the New York Stock Exchange is open for business if the New York Stock Exchange is closed for business on such 120th day), all Alpha common stock in the Alpha Stock Fund at that time will be sold and the sales proceeds and any other assets in the Alpha Stock Fund will be transferred to the American Funds American Balanced A Fund (or any fund that replaces such fund), until you change your investment election for that fund.  Thereafter, neither the Alpha Stock Fund nor Alpha common stock will be an investment option under the Plan.  Any existing investment direction for the Alpha Stock Fund at that time automatically will be considered an investment direction for the American Funds American Balanced A Fund (or any fund that replaces such fund), until you change your investment election for that fund.

Dissenters’ Appraisal Rights for the Massey Stock Fund

As explained in the merger prospectus/joint proxy statement, Massey stockholders who vote AGAINST the merger proposal have the right to exercise dissenters’ appraisal rights under Delaware law with respect to the shares of Massey common stock voted AGAINST the merger proposal.  Because the Plan trustee is the legal owner of the Massey common stock held in the Massey Stock Fund and because the Plan does not give Plan participants, beneficiaries or alternate payees the right to exercise or direct the exercise of appraisal rights, the Plan trustee will exercise or will not exercise appraisal rights for Plan shares voted AGAINST the merger proposal as directed by the Plan’s Named Investment Fiduciary (which is Messrs. Baxter Phillips, John Poma and Eric Tolbert).  While no final decision has been made, based on presently known facts, the Plan’s Named Investment Fiduciary has informed Massey that its present intention is not to exercise dissenters’ appraisal rights with respect to the shares of Massey common stock held in the Massey 401(k) Plan. Plan participants, beneficiaries and alternate payees may not alter any decision of the Plan’s Named Investment Fiduciary.  Costs and expenses incurred and payable by the Plan in connection with determining whether to exercise appraisal rights with respect Massey common stock will be charged to and considered a general expense of the Massey Stock Fund.

If the Plan’s Named Investment Fiduciary does determine that appraisal rights should be exercised for some or all Plan shares voted AGAINST the merger proposal, then the costs and expenses of pursuing and perfecting such rights will be charged to the Plan accounts of participants, beneficiaries and alternate payees for whom such rights are exercised (generally in proportion to the number of shares of Massey common stock in the Plan for which appraisal rights are exercised).  If the Plan’s Named Investment Fiduciary determines that appraisal rights for Plan shares voted AGAINST the merger proposal should be exercised, then any payment received by the Plan for such Plan shares will be allocated to American Funds American Balanced A Fund (or any fund that replaces such fund), until you change your investment election for that fund.

Taxation of the Merger Consideration

The following discussion summarizes the federal income tax consequences of receipt of the merger consideration based upon the federal income tax laws in effect on the date hereof and may be inapplicable if such laws and regulations are changed.  This summary is not intended to be exhaustive and does not describe state, local or foreign tax consequences.  To ensure compliance with requirements imposed by IRS Circular 230, be advised that the Company does not provide federal tax advice.  Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of (1) avoiding U.S. tax-related penalties, or (2) promoting, marketing or recommending to another party any transaction or matter addressed herein.

Because the Plan and its trust fund generally are exempt from federal income taxation, the receipt of the merger consideration in exchange for Massey common stock held by the Plan should not be a taxable event for the Plan or for any Plan participant, beneficiary or alternate payee.

Certain Plan participants, beneficiaries or alternate payees may be eligible for special tax treatment, called “net unrealized appreciation” or NUA, upon the distribution of shares of Massey (or after the merger, Alpha) common stock from their Plan account. Under this NUA rule, if an eligible Plan participant, beneficiary or alternate payee receives a “lump sum distribution” (as specifically defined in the U.S. federal income tax laws) of shares of Massey (or after the merger, Alpha) common stock from the Plan, he or she may elect to defer U.S. federal income tax on the NUA of the shares of Massey (or after the merger, Alpha) common stock until such later time as the shares of Massey (or after the merger, Alpha) common stock are sold. The NUA is the amount by which the fair market value of the shares of Massey (or after the merger, Alpha) common stock at the time of distribution exceeds the cost basis of the shares of Massey (or after the merger, Alpha) common stock to the Plan. The cost basis is the cost of the shares of Massey (or after the merger, Alpha) common stock at the time they were contributed to or purchased by the Plan.

Subject to the assumptions, qualifications and limitations set forth in “Tax Consequences of the Merger” in the merger prospectus/joint proxy statement, the exchange of shares of Massey common stock for Alpha common shares pursuant to the merger agreement is not considered a sale of shares of Massey common stock for NUA purposes, and the cost basis of the shares of Massey common stock carries over to the shares of Alpha common stock received as a result of the merger (after reduction for the cash portion of the merger consideration).

Since the tax treatment of NUA described above is dependent on, and applies only to, distributions in the form of Massy or Alpha common stock, the special tax treatment accorded NUA will cease to apply for Plan distributions made after the termination of the Alpha Stock Fund.

The U.S. federal income tax discussion set forth above is included for general information only. Persons with accounts in the Massey 401(k) Plan are urged to consult their own tax advisors for more specific and definitive advice as to the U.S. federal income tax consequences to them of the distribution of Plan assets and the exchange of shares of Massey common stock from their Plan accounts for shares of Alpha common stock pursuant to the merger agreement, as well as advice as to the application and effect of state, local and foreign income and other tax laws and possible amendments to such laws.

Forward Looking Statements

Information set forth herein contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties.  Alpha and Massey caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information.  Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Alpha and Massey, including future financial and operating results, the combined company’s plans, objectives, expectations (financial or otherwise) and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Alpha or Massey stockholders to approve the transaction; the outcome of pending or potential litigation or governmental investigations; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; uncertainty of the expected financial performance of Alpha following completion of the proposed transaction; Alpha’s ability to achieve the cost savings and synergies contemplated by the proposed transaction within the expected time frame; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; the calculations of, and factors that may impact the calculations of, the acquisition price in connection with the proposed merger and the allocation of such acquisition price to the net assets acquired in accordance with applicable accounting rules and methodologies; general economic conditions that are less favorable than expected; changes in, renewal of and acquiring new long term coal supply arrangements; and competition in coal markets. Additional information and other factors are contained in Alpha’s and Massey’s filings with the Securities and Exchange Commission (the “SEC”), including Alpha’s and Massey’s Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings, which are available at the SEC’s web site http://www.sec.gov.  Alpha and Massey disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed merger, on April 21, 2011, Alpha filed with the SEC Amendment No. 2 to its registration statement on Form S-4 (commission file number 333-172888) that includes a preliminary joint proxy statement/prospectus regarding the proposed merger.  After the registration statement has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to Alpha and Massey stockholders in connection with the proposed merger.  INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  You may obtain a copy of the joint proxy statement/prospectus and other related documents filed by Alpha and Massey with the SEC regarding the proposed merger as well as other filings containing information, free of charge, through the web site maintained by the SEC at www.sec.gov, by directing a request to Alpha’s Investor Relations department at Alpha Natural Resources, Inc., One Alpha Place, P.O. Box 2345, Abingdon, Virginia 24212, Attn: Investor Relations, to D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, New York  10005 or to Massey’s Investor Relations department at, (804) 788 - 1824 or by email to Investor@masseyenergyco.com.  Copies of the joint proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, from Alpha’s website at www.alphanr.com under the heading “Investor Relations” and then under the heading “SEC Filings” and Massey’s website at www.masseyenergyco.com under the heading “Investors” and then under the heading “SEC Filings”.

Participants in Solicitation

Alpha, Massey and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed merger.  Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed merger is set forth in the preliminary joint proxy statement/prospectus filed with the SEC.  You can find information about Alpha’s and Massey’s directors and executive officers in their respective definitive proxy statements filed with the SEC on April 1, 2011 and April 16, 2010, respectively. You can obtain free copies of these documents from Alpha or Massey using the contact information above.